July 9, 2019

VIA EDGAR

Jonathan Burr

Pam Howell, Special Counsel

Rufus Decker, Accounting Branch Chief

Brian McAllister, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington, D.C. 20549

RE:	Coronado Global Resources Inc.
Amendment No. 2 to
Registration Statement on Form 10-12G
Filed: June 28, 2019
File No. 000-56044

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated July 3, 2019 (the “Comment Letter”), with respect to Amendment No. 2 to the Company’s Form 10 (“Amendment No. 2”).

All page references in the text of this response letter correspond to page numbers in Amendment No. 2.

Form 10-12G/A filed June 28, 2019

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 118

1.              We note the revision to footnote two to the beneficial ownership table reflects Garold Spindler and Laura Tyson are members of the board of managers, which has voting and investment decisions regarding Coronado Group LLC.

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

July 9, 2019

Please revise the beneficial ownership for these two individuals to include the beneficial ownership of the shares held through Coronado Group LLC, given their control over the voting and investment decisions. In addition, please revise the amount held by officers and directors as a group.

Response:  We acknowledge the Staff’s comment and respectfully submit that neither Garold Spindler nor Laura Tyson has beneficial ownership of the shares held by Coronado Group LLC.  As disclosed in footnote (2) to the “Security Ownership of Certain Beneficial Owners and Management” table set forth on pages 118-119 of Amendment No. 2, voting and investment decisions with respect to these securities require the vote of a majority of the board of managers of Coronado Group LLC (the “Coronado Group LLC Board of Managers”), which is currently composed of Garold Spindler, Laura Tyson and John G. Calvert.

Since the Coronado Group LLC Board of Managers is currently composed of three individuals, in no event can any action be taken by the Coronado Group LLC Board of Managers without the approval of at least two of the members of the Coronado Group LLC Board of Managers.  As a result, none of the members of the Coronado Group LLC Board of Managers, individually, has the power to make voting or investment decisions regarding the shares held by Coronado Group LLC.  As such, the Company believes that neither Garold Spindler nor Laura Tyson is deemed the beneficial owner of such securities.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In the Southland Corp. No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans.  We also believe the “rule of three,” as articulated in § 2.03 of Romeo & Dye’s Section 16 Treatise and Reporting Guide, 4th edition (August 2012), in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 based on the Southland Corp. No-Action Letter, likewise supports our view.  As stated therein, this rule provides that “where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

July 9, 2019

In connection with the above response, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (681) 207-7268.

Sincerely,

/s/ Richard Rose

Richard Rose
Vice President, Chief Legal Officer and Secretary